Exhibit 99.2

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2012

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Tommaso Bonvino

Dr. Mervyn Cass

Benjamin Silluzio

Company Secretary

Thomas G. Howitt

Registered and Head Office

60-66 Hanover Street

Fitzroy  Vic.   3065

Australia

Telephone:           +61 3 8412 7000

Facsimile:             +61 3 8412 7040

Email:                    info@gtglabs.com

Share Registry	Bankers

Computershare Investor Services Pty. Ltd.	National Australia Bank Limited
Yarra Falls, 452 Johnston Street	Level 2, 151 Rathdowne Street
Abbotsford Vic. 3067	Carlton Vic. 3053
Australia	Australia

Telephone: +61 3 9415 5000	Bank of America, N.A.
Facsimile: +61 3 9473 2500	155 Town Centre Drive
Charlotte NC 28117
www.computershare.com	United States of America

Auditors	Stock Exchange information

PricewaterhouseCoopers	Australian Securities Exchange (code: GTG)
Chartered Accountants	2 The Esplanade
Freshwater Place	Perth W.A. 6000
2 Southbank Boulevard	Australia
Southbank Vic. 3006
Australia	NASDAQ Capital Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
New York NY 10006
Company Website address	United States of America

www.gtglabs.com

GENETIC TECHNOLOGIES LIMITED

APPENDIX 4D OF THE ASX LISTING RULES

FOR THE HALF-YEAR ENDED 31 DECEMBER 2012

(This information should be read in conjunction with the Company’s 30 June 2012 Annual Report)

1.                  The reporting period covers the half-year ended 31 December 2012.

The previous corresponding period covers the half-year ended 31 December 2011.

2.                  Results for announcement to the market

2.1                           Total revenues from ordinary activities for the reporting period were $5,453,090, an increase of approximately 37% over the figure for the previous corresponding period of $3,982,842.

2.2                           The comprehensive loss from ordinary activities after income tax attributable to Members for the reporting period was $3,724,377, being an increase of $401,867 over the figure for the previous corresponding period comprehensive loss of $3,322,510.

2.3                           The comprehensive loss attributable to Members for the reporting period was $3,724,377, being an increase of $401,867 over the figure for the previous corresponding period comprehensive loss of $3,322,510.

2.4                           The Company does not propose to pay a dividend.

2.5                           Not applicable.

2.6                           The increase in total revenues during the period under review was primarily due to an increase in revenues generated from the granting of licenses by the Company to its non-coding technology.  The increase in the comprehensive loss attributable to Members for the reporting period was largely attributable to an increase in selling and marketing expenses associated with the Company’s expansion in the USA with its BREVAGenTM test.

3.                  The net tangible assets per ordinary share as at 31 December 2012 was 2.04 cents, being a decrease of approximately 35% over the figure for the previous corresponding period (30 June 2012) of 3.14 cents.

4.                  During the half-year ended 31 December 2012, Genetic Technologies Limited neither gained, nor lost, control of any other entity.

5.                  No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.

6.                  The Company has no dividend reinvestment plans in operation.

7.                  As at 31 December 2012, Genetic Technologies Limited held a 45.0 percent direct equity interest in ImmunAid Limited.

8.                  This Appendix 4D is based on financial statements which have been reviewed by the auditor, a copy of which is attached.  The report from the auditor contains no mention of any dispute or qualification.

Signed on behalf of Genetic Technologies Limited

Dated this 22nd day of February, 2013

DR. MALCOLM R. BRANDON
Non-Executive Chairman